Exhibit 99.1

2015 3Q Earnings Release

October 20, 2015

Figures in this presentation are based on unaudited financial statements of the company.

Certain contents in this presentation are subject to change during the course of auditing process.

3Q Operating Performance

Major Business Activities

2015 Business Plan

3Q Operating Performance

Parent Income

OP went up as efforts to reduce cost and expand WP sales continued

Production

(in thousand tons)

9,524 9,316 9,712

Crude

Steel 8,930 9,066

8,815

Steel

Product

2014.3Q 2015.2Q 2015.3Q

[Steel Product Production]

2014.3Q 2015.2Q 2015.3Q

Carbon 8,394 8,452 8,595

Steel

S T S 421 478 471

* Pohang) Finalized No.2 BF revamping

(Feb.6 ~ May.12, 96 days)

Sales

(in thousand tons, thousand KRW/ton)

715

Carbon 620

Steel 598

Price 8,876 8,808

8,673

47.5% 50.8% 51.6%

Exports

2014.3Q 2015.2Q 2015.3Q

* Inventories : (’15.Q2) 1,257, (’15.Q3) 1,438

[WP Product Sales Portion]

32.7% 37.7% 39.6%

14.3Q 14.4Q 15.1Q 15.2Q 15.3Q

Income

(in billion KRW)

10.1%

9.2%

OP 8.7%

Margin

7,290 6,576 6,299

Revenue

635 638

608

Operating Profit

2014.3Q 2015.2Q 2015.3Q

[Net Profit]

(in billion KRW)

222 210 346

2014.3Q 2015.2Q 2015.3Q

POSCO Earnings Release October 20, 2015

3Q Operating Performance

Consolidated Income

Net profit turned downward whereas OP Margin improved

Revenue

(in billion KRW)

16,270

15,189

13,996

2014.3Q 2015.2Q 2015.3Q

Operating Profit

(in billion KRW)

OP 5.4%

Margin 4.5% 4.7%

879

686

652

2014.3Q 2015.2Q 2015.3Q

Net Profit

(in billion KRW)

ROE 2.2%

1.0%

0.6%

224

117

658

2014.3Q 2015.2Q 2015.3Q

(in billion KRW) Revenue Operating Profit Net Profit*

2014.3Q 2015.2Q 2015.3Q 2014.3Q 2015.2Q 2015.3Q 2014.3Q 2015.2Q 2015.3Q

Steel 12,622 11,505 11,177 674 478 539 151 26 234*

Trade 7,809 7,079 6,533 93 97 95 31 61 8

E & C 2,322 2,561 2,308 48 27 30 2 147 60

Energy 704 471 451 78 20 18 44 11 5

I C T 258 241 241 8 9 11 2 13 49

l Chem/Mat’ /Others 784 705 677 31 7 12 7 9 24

Total 24,498 22,562 21,387 932 638 707 233 119 353

* Impairment losses on mining assets, lawsuit settlement, and forex losses

POSCO Earnings Release October 20, 2015

3Q Operating Performance

※ Breakdown of Consolidated Net Loss

Impairment losses and forex-related losses occurred, as external conditions changed


(in billion KRW)
Operating Profit 652
Forex-related① △529
Investment Asset Impairment② △388
Settlement △299
Interest③ △94
Net Profit △658

① Forex-related

- **Forex loss from dollar-denominated debt △380**
  - ₩/$ 1,124→ 1,194 (6.3%↑)
- **Equity loss △149**
  - Equity losses occurred as exchange rate in emerging countries dropped

② Investment Asset Impairment

- **Value loss in mining assets as raw material price dropped △263**
- **Value loss on holding stocks △125**
  - Thainox, Santos CMI, Ponu-tech, etc.

③ Interest Expenses/ Others

- **Net interest expenses △151**
- **Tax expense +117**
  - Tax reduction on new technology and refund from tax investigation (+303 QoQ)

※ Gain from selling POSCO E&C stakes (3Q on parent basis), 346 billion KRW is excluded from consolidated (as equity)

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POSCO Earnings Release | October 20, 2015

3Q Operating Performance

Consolidated Financial Structure

Equity increased while liabilities ratio fell due to stake sales of POSCO E&C

Assets

(in billion KRW)

84,847

83,637

83,202

2014.3Q 2015.2Q 2015.3Q

Liabilities

(in billion KRW)

Liabilities to

Equity (%)

87.3 86.9

84.9

39,548 38,884

38,203

2014.3Q 2015.2Q 2015.3Q

Equity

(in billion KRW)

45,298 44,753 44,999

2014.3Q 2015.2Q 2015.3Q

POSCO Earnings Release October 20, 2015

3Q Operating Performance

Major Business Activities

2015 Business Plan

Major Business Activities

Business Restructuring

Enhanced financial soundness through disposal and liquidation of 9 low-profit making businesses

Disposed 9 overseas affiliates (3Q) → Proceed restructuring by 2017

'15 1H Results

- E&C stake sales ('15.Feb)
- Sandfire ('15.May)
- NewAltec ('15.May)
- Poreka ('15.Jun)

3Q Results

- **Arctos ('15.Jul)**
  - Canadian coking coal mine
- **POS-Uruguay ('15.Jul)**
  - Overseas forestation project
- **P-Investment ('15.Sept)**
  - Merged the funding function with POA

→ Disposal 4/ Liquidation 4/ Merger 1

2015.1H	2015.3Q~	2016	2017
	19 Affiliates	35 Affiliates	35 Affiliates

Total 89 Affiliates

◎ Restructuring under progress

P-Plantec

- Reached MOU with creditors → Entered Workout program (Sept)
- **Excluded from consolidation (Sept)**
  - **No financial support from POSCO**

POS-HiAL (high-purity Alumina)

- Initiate workout program ('15.Jun)
- **Disposal under progress led by the court**
  - Find preferred bidder (by Oct)
  - Plan to dispose/liquidate in 2015

PONUTECH (nuclear maintenance)

- **Disposal under progress**
  - Named preferred bidder and signed MOU (early Oct)
  - Plan to negotiate price and sign SPA* after due diligence

* Sales and Purchase Agreement (SPA)

POSCO Earnings Release | October 20, 2015

8

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Major Business Activities

Strengthened Cost Competitiveness

Pushed cost reduction efforts in corporate level to overcome hardships

Achieved 53% of cutting fixed cost


Cost Reduction
(in billion KRW)
500+
213
Aug~Sept
53% reached
114
2015 (Aug-Dec)
Post-2016

Type	Reduction Efforts
Out-sourcing, Materials	▪ Competition bidding, control on Maintenance period, reused materials ▪ Used low-cost materials, upgrade packaging
Labor cost	▪ Labor and salary cut on Mgmt level (△20%) ▪ Froze and cut salary
Ex-penses	▪ Minimized advertising, events, etc. ▪ Reduced test production and prioritized R&D tasks

Speed-up Profitability Upturn

Steel processing cost down 7% per ton


Processing cost per ton
(YoY)
Manufacturing
(exclud. raw materials)
△7%
Maintenance
△6%
Energy Purchasing
△12%
Materials for operation
△17%
14.3Q
15.3Q

Utilized highly efficient facilities
- Upgrade efficiency by utilizing Gwangyang No.4 HR mill and adding newly operating convertor

Saved electricity cost
- Minimized energy purchasing cost by utilizing LNG and off-gas power plant

POSCO Earnings Release | October 20, 2015
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Major Business Activities

Commercialized POSCO's own technology

Technology sales progress on FINEX, CEM, and Lithium

POIST[1] (FINEX+CEM[2])


Undergoing projects
MOU
MOA
Warm-up

- **FINEX Technology sales : 10 cases under progress**
  - POIST 3 cases, FINEX tech sales 6 cases, CEM tech sales 1 case
- **Signed CEM[2] License contract with German company, SMS (Jul.3)**
  - Sold CEM technology for the first time since development, which took 6 yrs

  * Produce coil directly from hot slab made from molten iron → Reduce processing cost/energy loss


CEM License Agreement
Signing Ceremony

TPB[3] Strategy


European Steelmaker A
①②
②
European Steelmaker B
POSCO
③
③
WESTERN LITHIUM
LiTHEA

① **Expanded market by developing Multi-Source supply system**
- Cross-evaluate pilot products, such as High-Mn plate steel

② **Built production-sales cluster for high-end product by extending regional cooperation**
- Sample exchange (TWIP), pilot product testing

③ **Sold license to use lithium extraction technology** (1 case) **and pushed for joint biz** (signed HOA[4])

[1] POSCO Innovative Steelmaking Technology [2] Compact Endless casting and rolling Mill [3] Technology-based Platform Biz. [4] Heads of Agreement

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POSCO Earnings Release | October 20, 2015

Major Business Activities

Major Subsidiaries

Daewoo International

Resource Development profitability improved as gas production went up

- Sales Volume : (’15.Q2) 37.2 billion ft3 (Q3) 48.2 billion ft3

Proceed additional exploration on mines

- Conducted 3D artificial seismic wave on new A-1/A-3 mines in Myanmar

- Prepared drilling Myanmar AD-7 mine lot (for 1Q16)

POSCO E&C

Sold stakes to PIF* and extended business base in the Middle East

- Scheduled to build JV (E&C 60%, PIF 40%) with PIF within this year

Orders went up as housing market recovered

- “L-City” in Busan (1.4 trillion KRW), Housing complex in Gwangju and Ulsan (0.5 trillion KRW)

* Public Investment Fund (Saudi Arabia’s sovereign wealth fund)

POSCO Energy

Doubled its strength on coal-fired power plant business both in domestic/overseas market

[Vietnam Mong Duong , 1,200MW]

- Successfully operating after completion of No.1 and 2 power plant (25 years PPA contract with EVN)

[Samcheok Coal-fired, 2,100MW]

- Hired and nurtured experts on operation/maintenance/tech.

- Heightened tech cooperation with domestic power subsidiaries of Korea Power

POSCO ChemTech

Sales of secondary battery cathode material picked up

- Capacity expansion : Yearly 3,600 5,400 tons

- Sales volume increased by 150% YoY as pre-order flew in

First to produce premium needle cokes in domestic market (Oct)

- Plan to enter the needle cokes market, which only has 6 suppliers globally

- Became capable of producing artificial graphite cathode by using needle cokes

POSCO Earnings Release October 20, 2015

3Q Operating Performance Major Business Activities

2015 Business Plan

2015 Business Plan

Consolidated Business Target

POSCO

Revenue

Crude Steel Production Product Sales Investment

Consolidated

Revenue

Investment

2014 2015(F)

(in trillion 29.2 26.0

KRW)

(in million 37.7 37.9

tons)

() 34.3 35.3

(in trillion 3.0 2.4

KRW)

(in trillion 65.1 60.6

KRW)

() 5.4 3.3

POSCO Earnings Release October 20, 2015

Appendix

1. Business Environment

– Steel Demand and Raw Materials 2. Financial Statements

Appendix#1. Business Environment

Global Steel Demand

China's Steel Economy

"Supply-Demand condition improve as production reduces and demand starts to build up"

- ✓ Business sentiment index starts to pick up slowly as the economy passes its trough
  - Steel PMI and property index started to rebound as of June
- ✓ Price rebound expected as local mills near Beijing shut down in preparation for military parade, easing over-supply
  - While distribution steel price downtrend started to slow down, major mills (Baoshan, etc) froze Nov. shipping price

[China's Steel PMI and Property Index]


Property Index
('00=100)
93.8
93.8
93.1
92.6
92.4
92.6
93.0
93.5
Steel PMI(pt)
43.0
45.1
43.0
48.2
42.4
37.4
41.0
44.7
43.7
'15.1
2
3
4
5
6
7
8
9

* China Federation of Logistics & Purchasing, CEIC

Steel Demand in Major Countries

"2016 global demand to pick up slightly supported by emerging countries "

- ✓ China : 2016 demand lingers despite economy stimulus plan due to depressing property market, weak spending and investments
- ✓ Developed : Demand to recover slowly as economy shows signs of recovery and consumption sentiment goes up
- ✓ Developing : Expected to show 4~7% of steady growth and would compensate the weak demand in China

[Outlook for Demand in Major Countries] (in million tons)

	2013	2014	2015	YoY	2016	YoY
US	95.7	107.0	103.8	△3.0%	105.2	1.3%
EU	140.9	148.0	149.8	1.3%	153.1	2.2%
China	735.1	710.8	685.9	△3.5%	672.2	△2.0%
India	73.7	75.9	81.5	7.3%	87.6	7.6%
ASEAN5	58.8	62.1	64.3	3.5%	66.4	3.4%
MENA	66.4	70.1	73.3	4.6%	77.2	5.2%
Global	1,528.9	1,539.9	1,513.4	△1.7%	1,523.4	0.7%

* World Steel Association(Oct, 2015)

POSCO Earnings Release | October 20, 2015

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Appendix#2. Business Environment

Domestic Steel demand

Outlook for Demand Industries

Automobile	4Q production to go up YoY, as domestic sales outshine weak exports ✓ Domestic (thousand unit): 345('15.1Q)→393 (2Q)→386 (3Q)→443 (4Q) ✓ Exports (thousand unit): 734('15.1Q)→811 (2Q)→638 (3Q)→809 (4Q)
Shipbuilding	4Q building to increase as pre-orders kick in while new orders reduced ✓ Building (million GT): 6.3 ('15.1Q) → 6.4 (2Q) → 5.1 (3Q) → 6.6 (4Q) ✓ Order (million GT): 4.9 ('15.1Q) → 9.2 (2Q) → 5.5 (3Q) → 4.4 (4Q)
Construction	4Q investment to climb up YoY as housing market grows ✓ Construction (trillion KRW): 26.0 ('15.1Q)→35.6 (2Q)→36.2 (3Q)→33.6 (4Q) ✓ Engineering (trillion KRW): 13.6 ('15.1Q)→19.2 (2Q)→17.6 (3Q)→21.2 (4Q)


(thousand units)
Production
1,206
1,108
1,214
1,023
1,252
(million GT)
Building
4.9
6.3
6.4
5.1
6.6
(trillion KRW)
Investment
53.2
39.6
54.8
53.8
54.8
'14.4Q
'15.1Q
2Q
3Q
4Q

* POSRI(Oct, 2015)

Outlook for Supply/Demand

"4Q steel demand to remain flat YoY as domestic automobile demand recovers, while export still staggers with slow global demand and enhanced competition with the Chinese and Japanese steelmakers"

(in thousand tons)	2013	2014	2015	1Q	2Q	3Q	4Q	YoY
Nominal Consumption	51,762	55,521	55,170	13,043	14,357	14,170	13,600	0.0%
Export	29,191	32,257	31,598	7,888	7,770	7,830	8,110	△3.4%
Production	69,146	74,109	73,651	17,717	18,849	18,490	18,595	△0.3%
Import	11,807	13,669	13,117	3,214	3,279	3,510	3,115	△7.1%
Incl. Semi-Products	19,393	22,749	21,770	5,554	5,271	5,615	5,330	△6.9%

* POSRI(Oct, 2015)

POSCO Earnings Release | October 20, 2015 posco

Appendix#3. Business Environment

Raw Materials

Iron Ore

2015.3Q	After the price plunged during early July due to Greek crisis, it bottomed out to U$50/ton. Since then the movement has been mixed as demand shrank from the impact of China's military parade event
2015.4Q	**"Fine Ore around CFR U$55/ton"** The price will continue to stay weak as iron ore demand started to fall as the major miners continue to ramp up after 3Q, worsening oversupply , and steel demand industries enter the slow season


[Iron Ore Price]
(US$/ton)
135
120
103
90
74
62
58
55
55
2013 4Q
2014 1Q
2014 2Q
2014 3Q
2014 4Q
2015 1Q
2015 2Q
2015 3Q
2015 4Q(f)

*Platts 62% Fe IODEX CFR China (Quarter Average Spot)

Coking Coal

2015.3Q	The price leveled down its lowest of 3Q due to drop in Australian dollar and Yuan appreciation, after experiencing small hike in August with temporary restocking move from China (FOB U$80.35/ton)
2015.4Q	**"Hard Coking Coal around FOB U$81/ton"** While the oversupply in the market deepens as China's demand for imported ore stays weak, the price is to remain weak, with the impact from the weak Australian dollar and oil price


[Coking Coal Price]
(US$/ton)
142
122
113
112
111
105
88
84
81
2013 4Q
2014 1Q
2014 2Q
2014 3Q
2014 4Q
2015 1Q
2015 2Q
2015 3Q
2015 4Q(f)

*Platts HCC Peak Downs Region FOB Australia (Quarter Average Spot)

POSCO Earnings Release | October 20, 2015

posco

Appendix #4. Financial Statements

Summarized Statements of Income

(in billion KRW)

2014.3Q 2015.2Q 2015.3Q QoQ

Revenue 16,270 15,189 13,996 1,193

Gross Profit 1,859 1,721 1,570 151

(Gross Margin)(11.4%)(11.3%)(11.2%)

Selling & Admin. Expenses 980 1,035 918 117

Operating Profit 879 686 652 34

(Operating Margin)(5.4%)(4.5%)(4.7%)

Other Operating Profit 108 148 663 515

Share of Profit (loss) of

Equity-accounted investees 41 24 149 173

Finance Items Gains 398 259 616 357

Foreign Currency Transaction

& Translation Gains (loss) 72 78 380 302

Net Profit 224 117 658 775

(Net Margin)(1.4%)(0.8%)( 4.7%)

Owners of the Controlling

Company 238 198 534 732

POSCO Earnings Release October 20, 2015

Appendix #5. Financial Statements

Consolidated Statements of Financial Position

(in billion KRW)

	2014.3Q	2015.2Q	2015.3Q	QoQ
Current Assets	31,586	31,403	**31,553**	+150
Cash & Financial Goods*	5,530	7,394	**8,857**	+1,463
Account Receivable	11,972	11,115	**10,183**	△932
Inventories	10,934	9,344	**9,091**	△253
Non-Current Assets	53,261	52,233	**51,649**	△584
Other Long-term Financial Assets**	4,387	3,401	**3,210**	△191
PP&E	35,362	34,924	**34,690**	△234
Total Assets	84,847	83,637	**83,202**	△435
Liabilities	39,548	38,884	**38,203**	△681
Current Liabilities	21,003	22,082	**22,066**	△16
Non-Current Liabilities	18,545	16,801	**16,137**	△664
(Interest-bearing Debt)	27,726	27,785	**27,331**	△454
Equity	45,298	44,753	**44,999**	+246
Owners of the Controlling Company	41,576	41,512	**41,509**	△3
Total Liabilities & Equity	84,847	83,637	**83,202**	△435

* Cash & Financial Goods : Cash and cash equivalents, Short-term financial goods, Short-term available for sale securities, Current portion of held-to-maturity securities, and Derivatives asset held for trading **Including Other bonds

POSCO Earnings Release | October 20, 2015